Exhibit (a)(1)(R)

Date: February 23, 2009

To: Israeli Googlers

From: Option Exchange

Subject: IMPORTANT UPDATE: Tax Ruling from Israeli Tax Authorities

Hi Israeli Googlers,

Google obtained a tax ruling dated February 18, 2009 (the “Tax Ruling”) from the Israeli Tax Authorities confirming the tax treatment for the exchange of your Eligible Options for New Options and the tax treatment of your New Options, as further discussed in Schedule T [link] of this amended offering memorandum [link]. The tax ruling was favorable, which means you will not be subject to tax upon the exchange and the taxation will be deferred until you exercise or sell the New Options.

Please note that if you are a resident of Israel and you elect to participate in the Exchange Offer, you must sign a declaration (Hebrew) [link to Hebrew version] (English) [link to English version] within 60 days of the date of the Tax Ruling (i.e., no later than April 19, 2009) confirming that you understand the Tax Ruling, will abide by it and will not request to change or replace it. Please complete the document, sign and email a scanned or PDF copy of your signed form to                     @google.com and cc                     @google.com, and go to the election tool to submit your election. You must complete both of these actions to participate in the Option Exchange Program.

IMPORTANT: Notwithstanding the April 19, 2009 deadline referenced above, we must receive the signed document no later than April 16, 2009 in order to have sufficient time to submit it to the tax authorities by the deadline.

Thanks,

Option Exchange